Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

*****
The following is a transcript of the presentation by Jeffery Smisek, Continental’s Chairman, President and Chief Executive Officer, and Zane Rowe, Continental’s Executive Vice President and Chief Financial Officer, at the Bank of America Merrill Lynch 2010 Global Transportation Conference on Tuesday, June 15, 2010.
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Thanks, Glenn, and thanks for having me here today. I’ve got to go through two very quick Surgeon General’s warning signs which are longer than normal because of our upcoming merger with United Airlines. So if you’d like to read them, feel free. This is sort of an overview of the presentation that Zane and I will do today. I’ll do the first three; he’ll do the next two. I’ll wind up and talk about our upcoming merger with United at the end.
We’re going to be talking of our culture which is the most important thing we have at Continental, working together. The Star Alliance which has been a great success for us at Continental. What we’re doing to optimize our revenue with some degree of focus on our ancillary revenues. Zane will talk about how we operate to carry efficiently and some investments we’re making in our product and then I’ll wrap up talking about our merger with United.
Let me start with the culture because that’s the most important asset we have at Continental. You can’t find it on our balance sheet, but it is the — it is what we have that causes us to deliver the service that we have to have the reputation that we have.
And it’s really simple; it’s just two items, the sort of things your mother taught you — treat each other like you’d like to be treated, with dignity and respect. That means we treat each other as co-workers with dignity and respect and we treat our customers with dignity and respect. And direct and open and honest communication — otherwise known as never tell a lie.
And those two things, if you have that at your company, your employees enjoy coming to work every day. And when they enjoy coming to work every day they do a great job and we are known for great service. And I don’t mean that — and that’s not brag, that’s fact. I mean, there are many third parties that rate us very highly for our customer service and who fly us to experience that service. It all goes back to our culture.
This slide talks a lot about the ways we communicate because communications is really important. So every one of our co-workers knows our plan, we call it the go-forward plan. Everyone knows what is in the plan every year, why it’s in the year, their piece of that plan, and they know if they’re not working on something that contributes to that plan they ought to stop doing that and work on something that does contribute to the plan.
And we do that through daily communication, through monthly communications, quarterly communications and then I go around the system twice a year in CEO exchanges. This is a great tradition at Continental. That I get up — before me Larry, before Larry, Gordon — and I talk for 15 minutes or so sort of just giving our co-workers sort of where we are and where we’re going and then I open up for questions.
And our employees know they can ask me any question they want and I will answer it openly and honestly and directly. And if I don’t know the answer I will say, I don’t know but I’ll find out. And this has been a great tradition at Continental; it lets people directly talk to the CEO.
Of course we have an open door policy, I get a lot of e-mails anyway, I can go out and people are just strolling in my office and that’s good. Because we’re really pretty non-hierarchical at Continental and that builds a lot of teamwork and builds a lot of trust and is I think integral to our culture.
Now let me talk a bit about Star Alliance. Star Alliance is the world’s oldest, the world’s most technologically advanced, the world’s best Alliance, we’re proud members. There are now 27 airlines in Star Alliance and, as you can see from this route map, not only all the carriers, but pretty much Star will take you anywhere you want to go. Or as I like to say, if you want to go someplace and Star Alliance won’t take you there, you probably need to reconsider whether you really want to go there.
It’s also been a home run for us. What this slide demonstrates is taking SkyTeam, our former Alliance, at its peak, that is in the period November 2007 to April 2008 where — that was before Northwest and Delta were merging — at its peak for Continental, at its best for Continental, and comparing it to the spool up, the very beginning of the Star Alliance. We joined Star Alliance on October 27 of last year.
And as you can see, these are basically our passengers connecting across our partners’ hubs in major Europe and Asia gateways. As you can see, we’re connecting almost twice as many passengers, in other words we’re carrying almost twice as many passengers from Star Alliance through our Alliance partners’ hubs and gateways as we were in SkyTeam. So this has been a home run for Continental. And I think it will continue to grow.

That Star Alliance and of course our great service and our solid network contribute to our RASM premium, our unit revenue premium. As you can see, we significantly outperformed the industry, second only to our merger partner, United Airlines. We’re very proud of this performance; we’re very focused on our earning our unit revenue premium.
The business environment is contributing to that today, it is improving. This slide with the magnificently unlabeled Y axis on both sides shows the gold curve is our corporate customers with a 12-month moving average and the blue curve are the yields, the corporate yields 12-month average. And you can see there’s clear recovery.
Now there’s a ways to go, business travel is returning slowly. You’re business travelers, all of you sitting in this audience here, and you know that. But it clearly is returning, it clearly is improving, we’re seeing that in our numbers every year and we’re seeing it in our RASM growth year over year as well.
We’re also offering our customers a lot more choices. And I want to talk about that not only through exit row and bulkhead seating sales and I’ll talk a little bit more about with some specificity in a moment. But the day of departure upgrades, selling premium wines and liquors in our P Clubs. We’re also beginning to sell food — we’re the only network carrier that still offers complementary food at meal times domestic and coach.
And what we found, not only do none of our competitors do that, but we can offer better, certainly higher quality choices for sale than what we give away. And that product alone, and I’ve gone through the review of what we’re going to be offering and it’s going to be very good food, which will start this fall.
But that product alone — even if we break even on the food sales, and I’m confident we can beat that, but even if we just break even that’s $35 million a year of value to Continental, and we’re going to be offering a product that’s superior to the product we offer today.
Of course we offer our customers a lot of self-service options whether it’s res or check-in or our artificial intelligence agent, Alex, on our website. If it you haven’t used Alex and I encourage you to go to the website and use it. She’s really smart, she learns every day, she gives consistent answers, very accurate answers, we’re very proud of her and we occasionally dress her up on holidays. And many people have asked her for dates and other odd things, but she’s learning to respond well to that as well.
And of course we have other products to come. But let me talk about exit row seats for a minute because that’s actually been a pretty big home run for us. In the old days, that is a few months ago, we used to give away exit row seats. We let our platinums get them 72 hours out and our golds and our silvers could get them the day of departure.
And to the extent we had exit row seats that weren’t filled anybody could get them. And by that I mean Aunt Erma who bought on Orbitz who doesn’t know she’s on Continental who gets on board the aircraft and looks around and says gee, this one is blue and gray and paid $69, she gets on an exit row seat.
And we had the brilliant idea of perhaps on the day of departure we could sell those premium seats with different prices by length of haul, after we’ve taken care of our platinums and golds and after the silvers have had the chance to get them and have customers who wanted the exit row seat who otherwise weren’t getting them because they didn’t have the opportunity to get it because Aunt Erma snagged it before they did, offer that for sale.
And that’s been a success. We are now generating on average $120,000 a day from this one product. You do the math. So this is really good. What that shows is customers value it, they’re willing to pay for it and its delivering good value to our bottom line as well. And with that I will turn it over to Zane.
Zane Rowe - Continental Airlines — EVP, CFO
Thanks, Jeff. Take a quick look at capacity. We’ve I think shown a good track record here of capacity discipline and capacity management especially over the last number of years. Over the last two years on both the mainline and consolidated basis we’re actually down about 5%. And as we look to this year we continue the trend on the mainline domestic portion of the network where we’ve come to expect our capacity to be down to 0.5% to 1.5% percentage points.
This will put his down about 7% to a percent on a year-over-two-year basis. So a big decline if you think about the domestic network. We’ll see a small increase in mainline international flying between 2% and 3% for the year. This is a result of the drawdown in Latin American flying as a function of the H1N1 flu virus of last year as well as some increase in Pacific flying with the run rate impact of our New York to Shanghai service on a year-over-year basis.
So as we look at the remainder of 2010 we expect both mainline and consolidated capacity to now be up only 0.5 to 1.5 percentage points and regional flying about flat.
As we look beyond 2010 and we combine our fleet plan with that of United for the merged entity we can see the tremendous flexibility we have here as we look out at least over a full-year period and continue our approach to capacity discipline. On the order side we’ll continue to have take orders of modern, fuel-efficient aircraft both narrow-bodies as well as wide-bodies. And on the reduction side as we have older less efficient aircraft come off lease or otherwise have their debt mature, you can see the tremendous flexibility we have over the full year period.
To go from roughly 700 aircraft in the combined entity up to about 750 should we choose to do so or otherwise have just less than 550 aircraft in the combined entity using those parameters. So a lot of flexibility here to manage through the business cycle.
We’re quite proud from a Continental perspective of our excellent operational performance over the years. You’ve heard us talk many times about offering clean, safe and reliable transportation which is part of our Make Reliability a Reality corner stone. And we’ve got the whole team motivated to do just that.
If you think about it from a financial perspective it makes sense to keep our customers appropriately pleased with the product. It’s something our employees are proud of and, as I mentioned, we think has financial — positive financial ramifications.
Our on-time performance for year to date has actually exceeded 80% over 10 years. We have been at the top of the industry with a 78% on-time performance so we’ve done well in that benchmark. Our DOT completion factor has been over 98% this year and over a 10-year period actually approaching 99%.
So we truly believe in the network integrity of offering a solid product that’s on time. We have low customer complaints and very low mishandled bags which, again, complements our overall service and helps us rank high in customer satisfaction rankings.
Our performance on the business plan, whether it happens to be our operating performance or otherwise our capacity plan, as well as the entire Continental team getting behind our outperformance versus the industry really helps on the EBITDAR side. And while I’m pleased to show you a graph with us here on the left-hand side at 11.4% EBITDAR margin.
So on a relative basis we think of this as being a really good slide, unfortunately we’re not satisfied with the absolute number. We’ll continue to work both the revenue side of the equation as well as the cost side of the equation as we work on improving this. If you look at our performance over the last 12 months versus the industry we have an EBITDAR premium of about 2.5 points. And again, from an absolute perspective we see opportunities for improvement here.
We’ve been working with our partners at United for a number of years tied to Alliance synergies, tied to a number of revenue synergies, tied into the Alliance as well as the cost side and continuing on with our JV environment. One of the more obvious views from a passenger perspective is what we’ve been able to accomplish on the co-location side. These are stations where we’ve actually co-located and seen a number of successes working together with our partners over at United.
So if you take a look through 2010 we currently have 18 stations in the network where we’re co-located with United and expect to add five through the course of the year. So, this has given us great experience in not only identifying opportunities, but also managing through some of the operating impacts of being co-located and working together. So we feel like this has given us an advantage not only in identifying what we could do in an Alliance environment, but also given us an advantage as we think about what we’re able to accomplish in a merged entity.
We’re proud and have spoken many times about our modern, fuel-efficient fleet. We have the youngest fleet of all the major US network carriers. And we believe this offers us about a 10% efficiency versus the rest of the industry. We’re actually not resting on our laurels as it comes to this, we’ve actually recently completed our last 757-300 aircraft putting fuel saving wing lifts on that aircraft, so we now have our entire narrow-body fleet with winglets equipped, adding even further savings there.
If you look versus what we were able to carry a passenger for in the year 2000, we’re about 26% more efficient today than we were back in 2000 carrying passengers. So, tremendous improvement just over the last 10 years.

If you look at this on a gallons per 1000 ASM basis you can see at 14.3 gallons we’re about a gallon and a half more efficient than the industry average. And while that doesn’t sound like much because you can’t really think of 1000 ASMs, think about if you were to take off this afternoon a flight to LA, by the time you land in LA it will be like carrying four gallons of fuel off the aircraft with you, that’s the amount of savings we get versus the industry average. So it’s quite significant when you think about it in that perspective.
We continue to take delivery of new aircraft; I think we’re about as eager to take delivery of the 787 next year as Boeing is to deliver it to us next year. So much so that we’ve already announced two markets that we intend on flying up with that aircraft. A number of weeks ago we announced Houston to Auckland, that if you think about the combined new United we believe it will be a tremendous market, again, drawing from the positive attributes of both networks.
We also as recently as yesterday announced Houston to Lagos which is, again, building on our energy-to-energy spokes that have actually proven well for us over the course of time. What I’ve highlighted here is a slide that just to give you some of the underlying economics of that 787. Now, again we’re not only going to use the aircraft for new markets, it’s a tremendous aircraft that fits well within the fleet to add frequencies to existing markets; we can actually upgauge markets like our 757 markets, the 787 will be a natural aircraft to use for upgauging.
We can also use it to down gauge certain markets during seasonally weak period. So in markets that have the 777 we can actually fly the 787 during off-peak periods maintaining the frequencies and yet taking a few seats out of the marketplace. So it’s a very flexible aircraft, it will also be used simply to replace older aircraft.
So you look at the economics of the 787 compared to the 777-200 ER, which is a terrific aircraft and works well in our international network and you can see on the X axis here I’ve got trip costs relative to that 777 and on the Y axis we’ve got the seat cost relative to the 777. You can see how what we expect that 787 to perform in both those metrics compared to the 777. And then if you look at the 787-8 compared to the compared to the 767-400 can see again the compelling argument for that new aircraft type versus the 767, which again has been a great aircraft for our network. So truly an aircraft we can’t wait to get our hands on.
Not only are we investing in our fleet, we’re also investing inside our fleet where we believe it makes financial sense to do so. We currently have DIRECTV which is our live TV product on over 100 of our narrow-body aircraft. So as you’re traveling over the US you can channel surf about I think about 100 channels, which has proven to be quite something that people enjoy doing. On our international fleet, the 757s as well as the 777s we have no to tail audio/video on demand and we also have in seat power on a number of our aircraft as well. So we continue to make those investments in our fleet.
Most recently the 180 degree business first flat-bed seats, which has been incredibly popular with all of our customers. I think in part because our customers actually helped us design this seat. We currently have the seat on over half of the 777 and a number of our 757s. So we’re able to isolate a market like London Heathrow and provide flat-bed service on all of our Heathrow trips. And we’ll continue to do that.
Our current expectations are to have the entire 777 fleet complete by year-end as well as over three quarters of our 757 fleet complete with that seat by year-end as well. So we’re making I think a lot of headway in that area.
While we’re cognizant of the product and the fleet we’re also mindful of our liquidity needs. And at the end of the first quarter here, we ended the first quarter with $3.15 billion of unrestricted cash and short-term investments representing about 25% of our last 12 months revenue, which we think fares quite a while versus the rest of the industry. As of last night we had the put right of our option, at least our converts, expire. We don’t believe any of the holders exercised that put right.
So our current expectations are for the end of the second quarter to have about $3.5 billion of unrestricted cash and short-term investments, which I’m told according to Gerry who’s now become the statistician in the area that this is our highest quarter ending cash balance ever. So with that I’m going to turn it back to Jeff who will give you an update on the merger and as well as take any questions you may have.
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Thanks, Zane. So let me talk a bit about our upcoming merger with United Airlines. We’re creating a spectacular integrated global network with United — 350 destinations worldwide; very, very attractive to business customers. And we are a business oriented airline. Of course we service the leisure customers and United is a business oriented airline servicing leisure customers as well. But this network is going to be very attractive for us to not only retain the corporate customers we have today, but get additional corporate customers who will benefit from this integrated network, which is different from an alliance. Alliance is a very good thing; and an Alliance is necessary for our future but not sufficient. Because Alliances do have seams, we work on them, we try to minimize them, but they do.
But there’s nothing quite like being on a single carrier going wherever you want to go for your elite recognition, for the handling of your bags, for consistent customer service, all the things that a unified carrier can bring to you to be attractive to attract and retain corporate customers.
We’ll also be able, through the merger, to continue to invest in our product. The synergies I’ll talk about in a minute between $1 billion and $1.2 billion a year in net synergies will permit us to continue to invest our product, do things as Zane was describing with lie flat seats, bring on the 787’s.
And we have the best aircraft order book, new aircraft order book in the industry with this merger. As well as a lot of fleet flexibility, as Zane was discussing. And this merger brings our award-winning service together with United’s industry-leading on-time performance.
And I will tell you we’re very focused as well on developing the joint culture of the combined company. And I think what you’re going to find is United also recognizes that culture is very important, that having a culture in which we treat each other with dignity and respect, and we’re direct and open and honest, will deliver not only a better way of working and just a more enjoyable work environment, but will deliver the customer service for the combined entity that Continental is known for today.
Zane also was talking about the code location. That’s one example of the many ways that we’ve been working with United over the last several years since we were invited by Glenn Tilton back a couple years ago to join the Star Alliance.
And we’ve learned a lot, we’ve learned a lot not only about United, our colleagues at United, but we’ve developed a lot of respect. We’ve developed great relationships and that is going to be very beneficial as we integrate the carriers. And we have a head start certainly on the airports with the 18 co-locations we’ve done to date and a number more coming down the pike.
Our employees are going to benefit greatly from this merger because it gives to our employees far more secure jobs, far more secure retirement because of the synergies, better growth opportunities as well for them than we could have ever offered them, at least from Continental’s perspective, standing alone.
And of course from the perspective of the shareholders or the debt holders, it’s a platform for sustainable profitability, something I’ve been working on for a long time; all of us at Continental have been working on for a long time. And this is going to be I think tremendously beneficial for us above and beyond our Star Alliance and our Alliance partnership with United, to deliver between $1 billion and $1.2 billion a year of net synergies.
And again as Zane alluded to, it also gives us a lot of flexibility. We at Continental have a very modern and fuel-efficient fleet, but we’ve done a lot to retire older aircraft and we have historically had a lot of fleet flexibility. And we have been losing that over time as we’ve taken the modern aircraft on long-term leases, long-term financings.
With United, with the fleet that they have, that gives us the flexibility to spool up or spool down depending on industry conditions and that flexibility is really valuable to us as a combined carrier.
As I said earlier, this is building a world-class global network; there is no network in the world that will be comparable to ours, that will be better than ours. And that’s very potent. If you take a look at the hubs we will have, if you were taking out a blank sheet of paper and designing the perfect airline that was a United States airline, you’d have hubs along the East Coast, got ‘em; hubs along the West Coast, got ‘em; mid-continent hubs, got them; a hub in Texas for flows down to Latin America, got that.
Narita is a tremendous market, and of course we’ve got Guam which is a nice asset of ours which has always performed well over the years. So we’ll have 10 hubs and we’ll be able to optimize our traffic across those hubs and optimize the aircraft flows.
We expect to complete this transaction from the legal perspective, the legal merger by year end and it will take — and this is the timeline that shows the various technical things and we expect to have our shareholder meeting, our joint shareholder meetings in September, and with a legal merger closing by the end of the year.

And then of course it takes a considerable amount of time to obtain a single operating certificate not only to go through all of the matters you do in merging the two companies, but training of each set of pilots and flight attendants and mechanics and getting all the maintenance manuals and all the things you need to do that are consistent to get a single operating certificate. And we expect to achieve that by the first half of 2012.
And with that we will open it up to questions. So, please go free to ask any questions you’d like of Zane or me or Gerry.
[QUESTION AND ANSWER]
Unidentified Participant
I’ll start out and ask — when you looked for antitrust immunity with United and Continental on your international routes the DOT seemed supportive, but the Justice Department was against. If they were against the antitrust, what makes you feel — what’s different about the regular merger?
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, I can’t necessarily speak to the reasons, but I will if I could put myself in the mind of a DOJ lawyer with an antitrust immunized Alliance. There are benefits to the carrier of an antitrust immunized Alliance, but one could argue the typical efficiencies of a merger are not present in an Alliance. Whereas a merger has both the benefits of the merged entity and the traditional efficiencies the Department of Justice looks for in any merger.
Our merger with United, I believe, does not have any significant antitrust concerns. We have no, that is zero, nonstop international overlaps and we have only 15 domestic nonstop overlaps. These are huge carriers and you put them together with that little degree of overlap. So I don’t believe there are any material antitrust concerns. We will of course be working with the Department of Justice, as we always do. And I expect they will do a thorough and professional review as they always do.
Unidentified Participant
You stress the importance of culture. Can you just give us your feeling on what the hallmark of the United culture is?
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, I think United has a very proud carrier with a long history with a very good workforce with excellent assets, great facilities and an enormous value. United has gone through some very difficult times. All of us have gone through difficult times since the terrorist attacks. And recognize that United, unfortunately, had to go through bankruptcy, which is a difficult thing and is hard on all the constituencies certainly, including employees. And I believe that their employees have had a pretty tough time.
Our employees have had a tough time too, but I think our culture helped us get through that. And I think that change is always scary but it can be very good. And this merger for United employees will be good; it will be good for them. I think that they will have a very bright future in this merger. I’ve made it clear to all the workgroups that I intend to share appropriate amounts with all workgroups of the synergies that we are creating, whether unionized or not, everybody who helps create the value will get a piece of the value.
And I think the future that we can build together at United by working together is a bright future for the employees, it will help secure their retirement, it will give them long-term careers and a lot of job growth opportunity. And certainly the employees of Continental I’ve spoken to and have had a number of e-mails from United employees directly — both workgroups are very enthusiastic about this merger. And I myself am very excited about it as well.

Unidentified Participant
Can I ask a follow-up? You stress the business side of the equation for the company. And the health of corporate America from a balance sheet perspective otherwise has been fantastic. In your conversations with your major clients on the business side, are you sensing that recovery has got footing and continuing to go and your view on the business side of the equation is going to be quite strong from here or is it moderating?
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, I think the recovery is taking hold. We see that not only in our conversations, but more importantly, in the actions of our corporate customers because talk is cheap, but having the butts in the seats are different things, right? And we’re actually seeing, as you saw from the slide we’re seeing an improvement in not only the number of corporate customers but the yields from those corporate customers. And you’re seeing that in our year-over-year significant RASM gains as we announce them from month to month.
So, I do think the recovery is on and I think that it continues to improve. I will say that business travel has been slow to return, but it is returning now and we’re seeing significant strength, for example, across the Pacific, our transpacific business is on fire. And our transatlantic business is doing well; Latin is doing reasonably well as well. So, I think that there is a broad-based recovery going on. Far be it for me to make predictions as to the second derivative of that, I don’t know.
Unidentified Participant
On the international side, the weak dollar gave you a yield boost in prior years and now we have a very strong dollar. What type of impact will that have this summer on yields and profitability?
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, I don’t know — I can’t make a prediction on the direct or a numeric prediction, but I will tell you that clearly a strong dollar encourages travel to Europe, for example, against the euro. And our point-of-sale is strong in the US, although we have a material amount of point of sale in Europe.
But Star Alliance is helping us a great deal as well. So the additional traffic we’re going to get from Star Alliance I think more than offsets the weakness of the euro, if that’s what you’re alluding to, for example. And we certainly see very strong demand across the Atlantic for the summer.
Unidentified Participant
I was thinking more on the yield side, actually.
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, I think given where we are and where our point-of-sale of strength is, which is in the US, I think we’re fine on yields. Clearly though from the weaker euro that has a counter effect, although I think it’s overwhelmed by our US point-of-sale and by the Star Alliance traffic we’re getting.
Unidentified Participant
Jeff, I do worry less about antitrust issues concerning the potential merger and more actually about labor and union issues. And can you update us on how things are going there with regards to discussions with the various parties? And what if anything does it mean to the cost structure going forward for the combined company in your view?
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, let me handle the cost one first before I forget it because it was at the end. The $1 billion to $1.2 billion of net annual synergies are inclusive of our expectations of increased labor costs. So, that’s already built into the number. I think that the — my view is that labor is endorsing this merger in the sense that I think all workgroups understand that this merger is very beneficial for them, that it provides them a brighter future than they have — either carrier has on a stand-alone basis.

It’s a long involved process, and it’s a workgroup by workgroup process. Clearly the pilots are far ahead of the other workgroups; they’ve been working together for quite a while. They’re working on a transition agreement right now. And we have a joint goal with our pilots to try to get a joint collective bargaining agreement with them by the time the merger closes at year-end.
Whether we achieve that goal is subject to negotiations and that isn’t a hard and fast timeline, but something that both parties are looking forward to. The other workgroups — we have workgroups that have the same unions representing them and we have workgroups that have different unions representing them, and we have workgroups where we do not have representation and United workgroups do have representation.
And so those representational elections will need to occur prior to the time when we can negotiate a joint collective bargaining because we need to know who we’re negotiating with. But we’ve had a history at Continental of very good labor relations. We always negotiate contracts that are fair to the workgroups or the employees, and fair to the Company. And I see no reason why that would be different in the combined carrier.
Unidentified Participant
We heard earlier this morning from Delta that they believe they’re achieving $1 billion in synergies from their merger. And that they would be up to $2 billion by the end of 2011. You and UAL are suggesting you see $1 billion to $1.2 billion of net merger synergies. Synergy is a concept which is subject to some interpretation. First off, would you say those numbers are apples to apples? And more broadly, what do you see as the relative opportunities and risks in your proposed merger relative to that of Delta/Northwest?
Jeff Smisek — Continental Airlines — Chairman, President and CEO
Well, I don’t know the apples to apples because I don’t know what’s inside of Delta’s numbers. I’m pleased to hear that they have achieved the synergies that they expected to achieve, and I’m pleased to hear that they expect to achieve more, because that I think bodes well for our merger with United.
We are very comfortable — I guess the popcorn is done, is that what that beeping is? We’re very comfortable with the numbers that we put forth. We believe strongly that we can achieve them and, of course, as a management team we will be focusing on finding every potential source of cost efficiency and every potential source of additional revenue to exceed those numbers if those opportunities present themselves to us.
Unidentified Participant
Any final questions? Thank you very much, Jeff.
Jeff Smisek — Continental Airlines — Chairman, President and CEO
My pleasure, thank you.